EXHIBIT 5
July 27, 2006
Synchronoss Technologies, Inc.
750 Route 202 South
Suite 600
Bridgewater, NJ 08807

Re:	Synchronoss Technologies, Inc. Registration Statement for 4,242,373 Shares of Common Stock
Ladies and Gentlemen:
     We refer to your registration on Form S-8 (the “Registration Statement”) under the Securities Act of 1933, as amended, of 4,242,373 shares of Common Stock issuable under the 2006 Equity Incentive Plan or the predecessor 2000 Stock Plan (together, the “Plans”). I advise you that, in our opinion, when such shares have been issued and sold pursuant to the applicable provisions of the Plans, and in accordance with the Registration Statement, such shares will be validly issued, fully paid and nonassessable shares of the Company’s Common Stock.
     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement.
Very truly yours,
/s/ Gunderson Dettmer Stough
Villeneuve Franklin & Hachigian, LLP